Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations: (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE APPROVES HOPE BAY INVESTMENT DECISION; STRONG ECONOMIC RETURNS WITH EXPECTED ANNUAL GOLD PRODUCTION OF OVER 400,000 OUNCES

Toronto (May 19, 2026) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") is pleased to report a positive investment decision for its Hope Bay project, located in Nunavut, Canada. Following significant exploration success in recent years, the Company has completed a preliminary economic assessment (the "2026 Study") which contemplates an underground mining operation supported by a 6,000 tonnes per day ("tpd") processing facility with estimated annual gold production of between 400,000 and 435,000 ounces. The 2026 Study outlines an initial mine life of 11 years, with substantial upside potential from regional exploration across the highly prospective 80-kilometre greenstone belt extending south from the Doris mine to the Boston deposit, where the Company continues to pursue an aggressive exploration program.

“We are incredibly proud of our team for transforming Hope Bay from a vision into one of Canada’s most important new mines in just five years. With expected annual production of over 400,000 ounces and total cash costs below $1,000 per ounce, based on only half the declared mineral resources drilled, Hope Bay has the potential to evolve into a long-life, district-scale mining camp for decades to come," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "The construction and redevelopment of Hope Bay will support the long-term sustainability of our Nunavut operating platform at between 800,000 ounces and one million ounces of annual gold production and represents the first major milestone toward delivering our targeted 20% to 30% production growth over the next decade. We are also proud that this investment will contribute to the economic development of Northern Canada and enable meaningful, long-term economic participation for Indigenous organizations and partners, including the Kitikmeot Inuit Association," added Mr. Al-Joundi.

Highlights from the 2026 Study include:

•	Development of the next large-scale gold mine in Nunavut

◦	Large and high-quality mineral resource base of 5.79 million ounces of gold (31.97 million tonnes grading 5.63 grams per tonne ("g/t") gold) in the measured and indicated category and 3.33 million ounces of gold (17.33 million tonnes grading 5.97 g/t gold) in the inferred category

◦	An initial 11-year mine life which incorporates only approximately 55% of measured and indicated mineral resources and 48% of inferred mineral resources, highlighting substantial upside potential. With continued infill and expansion drilling, the Hope Bay project demonstrates strong prospects to extend mine life and further grow its production profile

◦	Startup plan contemplates three mining fronts (Doris at the Doris deposit; and Madrid and Patch 7 at the Madrid deposit) supported by a conventional 6,000 tpd milling facility

◦	Average annual steady state gold production of approximately 435,000 ounces and an average of approximately 408,000 ounces over the full initial 11-year mine life

•	Attractive economics with meaningful upside leverage

◦	Initial development capital expenditures[1] are estimated at approximately $2.4 billion, including reconstruction of the processing facility, addition of a 37 megawatt diesel generator power plant, mobile equipment, upgrades to the tailings facility and approximately 33 kilometres in underground development, positioning the operation for multi-decade potential

◦	Cost structure is below the Company's current peer-leading cost profile, with projected average total cash costs per ounce[2] and all in sustaining costs ("AISC") per ounce[2] of approximately $958 and $1,214, respectively, using current gold prices of $4,500 per ounce and a C$/US$ exchange rate of 1.36

◦	In this initial phase, the Hope Bay project is expected to generate an after-tax internal rate of return ("IRR") of approximately 26% based on the same assumptions

◦	Significant exploration upside is expected to extend mine life through mineral resource conversion and expansion drilling at the Doris and Madrid deposits in the short-term and the potential addition of Boston as a satellite deposit in the medium- to long-term

•	Project significantly de-risked and execution-ready

◦	Detailed engineering is approximately 62% complete, providing a high level of confidence in the capital cost estimate and execution plan

◦	Significant surface infrastructure upgrades completed, including enhancements to port facilities, camp infrastructure and water management systems, supporting the ramp-up of construction activities

◦	Leveraging the Company’s nearly 20 years of proven expertise in Arctic mine construction and operations

◦	Key underground access points are advanced, including the Naartok East exploration ramp and the Patch 7 exploration portal and ramp

◦	Continued aggressive exploration program planned in the coming years across the broader Hope Bay property

"Over nearly 20 years, we have consistently created value through the drill bit across our Nunavut assets. At Hope Bay, the discovery of the new mineralized zone at Patch 7 was transformative, with high-grade and thick mineralized intercepts defining a new mining area within the Madrid deposit. This success reflects the strength and agility of our exploration team, which quickly identified this high-potential opportunity following the acquisition of the project and delivered results through an aggressive and well-executed exploration program over the last five years," said Guy Gosselin, Agnico Eagle's Executive Vice President, Exploration. "Patch 7 underscores the significant exploration upside of the Hope Bay greenstone belt, and we remain highly encouraged by the opportunity to continue growing mineral resources both at depth and laterally at Doris and Madrid in the near term, at the Boston deposit in the medium-to long-term and continue to unlock further value across the highly prospective 80-kilometre belt," added Mr. Gosselin.

•	Significant exploration potential to grow underground mineral resources

◦	The 2026 Study is based on a mineral resource estimate which relies on a drill database cut-off of August 28, 2025. The Company has since drilled more than 130 holes totalling over 100,000 metres at Hope Bay to the end of April 2026 in an ongoing exploration program. Recent exploration results show the potential to significantly expand the underground mineral resource between Suluk and Patch 7, to the south of Patch 7 towards Patch 14, and at depth

◦	Over the next three years, as part of the Company’s exploration budget, more than $100 million in exploration spending is planned at Hope Bay, primarily focused on conversion and expansion drilling of the current underground mineral resource. Work in 2026 includes continued testing and extension of the Patch 7 zone and the resumption of diamond drilling at Boston

1 Development capital expenditure is non-GAAP measures that is not standardized under IFRS Accounting Standards. For a description of the composition and usefulness of this non-GAAP measure, see "Note Regarding Certain Measures of Performance" below.

2 Total cash costs per ounce and all-in sustaining costs per ounce (or "AISC" per ounce) are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards and, in this news release, unless otherwise specified, are reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For a description of their composition and usefulness of these non-GAAP measures, see "Note Regarding Certain Measures of Performance" below.

•	Continue to enhance value through optimization studies and regional exploration focus

◦	The Boston deposit is located approximately 50 kilometres south of the Madrid deposit and hosts approximately 1.01 million ounces of gold in indicated mineral resources (5.48 million tonnes grading 5.72 g/t gold) and 0.47 million ounces of gold in inferred mineral resources (2.85 million tonnes grading 5.14 g/t gold). It contains some of the highest-grade intersections identified at Hope Bay to date and remains open in all directions. Resuming exploration efforts at Boston aims to test known gold mineralization in the southern portion of the Hope Bay greenstone belt, exploring the gap between Madrid and Boston where fertile rocks and structures are expected to potentially increase economic mineralization

◦	Ongoing district-scale exploration across Hope Bay’s extensive land position will focus on satellite targets and the highly prospective corridor between the Madrid and Boston deposits. This area, which lies along the same greenstone belt and major deformation zones, has seen only limited shallow drilling historically and is expected to be a core focus of the Company’s exploration strategy in the coming years, alongside continued advancement of the Boston deposit. Regional work will also incorporate geophysics, geochemistry, and modern exploration techniques to refine targeting and support the identification of additional deposits across the belt

The Company recognizes the alignment between its investment in the redevelopment of Hope Bay and Canada's focus on advancing strategic resource development in the North. The Hope Bay project is expected to generate significant long-term benefits for Canada, including an estimated C$2.6 billion annually in exports, the creation of more than 2,000 direct and indirect jobs, and meaningful economic participation for Indigenous organizations and partners, including the Kitikmeot Inuit Association ("KIA"). Agnico Eagle welcomes the federal government's C$25 million funding commitment to the Hope Bay Wind Project, led by Inuit-owned Kitikmeot Tugliq Limited Partnership, which will add four megawatts of wind power and four megawatts of battery storage to the site’s power system. This project is expected to reduce diesel consumption by approximately three million litres per year, lower greenhouse gas emissions and improve energy security as Hope Bay advances into construction and operation phases.

"Canadians have been talking about the massive opportunity of the Hope Bay deposit since the 1990s – but the time for talking is over, and it's time to build. Our government welcomes the ambition of this project and is pleased to support the accompanying opportunity for both clean energy development and energy security. The Arctic is the place where natural resource wealth, Indigenous leadership, national security, and economic growth and prosperity come together, and by accelerating our efforts on all those fronts, we not only can build Canada Strong, but we will build Canada Strong," said the Honourable Tim Hodgson, Minister of Energy and Natural Resources of Canada.

2026 Study Economic Analysis and Operating and Financial Highlights

The forecast parameters surrounding the 2026 Study were based on a preliminary economic assessment, that is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized. The basis for the preliminary economic assessment and the qualifications and assumptions made by the qualified persons who undertook the preliminary economic assessment are set out below.

The Company believes Hope Bay has the potential to produce an annual average of approximately 435,000 ounces of gold during steady state production, with initial production possible as early as 2030. Over an expected 11-year mine life, a total of approximately 22.8 million tonnes of ore with an average grade of 6.50 g/t gold is expected to be milled, yielding total gold production of approximately 4.5 million ounces.

Using a gold price of $3,600 per ounce and a C$/US$ exchange rate of 1.35, the Hope Bay project’s total cash costs per ounce and AISC per ounce are expected to be approximately $942 and $1,199, respectively. Initial capital costs are estimated at approximately $2.4 billion. Total sustaining capital expenditures3 are estimated at approximately $1.1 billion. On this basis, the Hope Bay project is expected to yield an after-tax IRR of 19% and an after-tax net present value ("NPV") of approximately $2.7 billion (at a 5% discount rate).

Using current gold prices of $4,500 per ounce and a C$/US$ exchange rate of 1.36, the Hope Bay project’s total cash costs per ounce and AISC per ounce are expected to be approximately $958 and $1,214, respectively. Initial capital costs are estimated at approximately $2.4 billion. Total sustaining capital expenditures are estimated at approximately $1.1 billion. On this basis, the Hope Bay project is expected to generate an after-tax IRR of 26% and an after-tax NPV of approximately $4.3 billion (at a 5% discount rate).

The initial capital costs of approximately $2.4 billion comprise approximately $1.5 billion related to surface infrastructure, primarily for the reconstruction of the processing plant and the addition of a 37 megawatt diesel power plant, approximately $0.7 billion related to underground development and underground infrastructure at Doris, Madrid and Patch 7 mining fronts and approximately $0.2 billion related to mobile equipment.

Additional details regarding the project are set out below.

3 Sustaining capital expenditure is non-GAAP measures that is not standardized under IFRS Accounting Standards. For a description of the composition and usefulness of this non-GAAP measure, see "Note Regarding Certain Measures of Performance" below.

Hope Bay Project Summary

(All numbers are approximate)
Estimated total production		4.5	million ounces of gold
Total mill feed		22.8	million tonnes of ore
Average gold grade		6.50	g/t
Average metallurgical recovery		94.0%	average life of mine for gold doré
Payable metal		100%	gold doré
Refining costs		$1.96	/oz
Average annual gold production	2030	319,000	oz
	2031	380,000	oz
2032-2038 (average)		435,000	oz
	2039	382,000	oz
	2040	357,000	oz
Royalty		2.4%	NSR
NTI Payments*	2030-2034	2%	on operating profit
	2035-2040	7%	on operating profit
Minesite costs per tonne	2030	C$255	C$/t (excludes royalties)
2031		C$233	C$/t (excludes royalties)
2032-2038 (average)		C$224	C$/t (excludes royalties)
2039		C$219	C$/t (excludes royalties)
2040		C$215	C$/t (excludes royalties)
Average total cash costs on a by-product basis		$942	/oz
Average AISC on a by-product basis		$1,199	/oz
Mine life		11	years
Capital expenditures
Development capital
	H2 2026	$428	million
	2027	$797	million
	2028	$591	million
	2029	$520	million
Sustaining capital (annual)
2030-2034 (average)		$152	million
2035-2039 (average)		$73	million
	Total	$3,461	million
Reclamation costs		$196	million
Economic assumptions:
Gold price		$3,600	/oz
C$/US$ exchange rate		1.35
Effective tax rate		33%

* NTI Payments are made to the Nunavut Tunngavik Inc. ("NTI"), which are similar in nature to net profits royalty payable under the Crown royalty regime. The lower effective annual rate from 2030-2034 reflects higher operating and capital expenditure deductions available in those years.

Project Economic Sensitivity

The economics of the Hope Bay project are most sensitive to the gold price, C$/US$ exchange rate, capital expenditures, operating costs and the diesel price. The estimated sensitivity of IRR, NPV, total cash costs per ounce and AISC per ounce to these factors are set out in the tables below.

Sensitivity Factor	2026 Study Basis	IRR (%)	NPV ($M)	Total Cash Cost ($/oz)	AISC ($/oz)
$100/oz change in gold price	$3,600	0.73	174	2	2
$0.01 change in C$/US$	1.35	0.19	25	6	7
10% change in initial capital expenditures	$2.4B	1.62	149	–	–
10% change in sustaining capital expenditures	$1.1B	0.29	52	–	25
10% change in operating costs per tonne	C$224/t	0.67	154	85	85
10% change in diesel price during construction	$0.85/L*	0.05	5	–	–
10% change in diesel price during production years	$0.85/L*	0.06	16	8	9

* Diesel price includes transportation and taxes.

Taxes, NTI Payments and Royalties

The Hope Bay project is subject to Canadian income taxes at a 27% rate (15% federal and 12% Nunavut) and applicable mining royalties in the Nunavut Territory. The Hope Bay property is situated on both Crown Mining Leases and Nunavut Tunngavik Inc. ("NTI") exploration concessions. Production from the Madrid North deposit is subject to a net profits royalty payable under the Crown royalty regime in accordance with the Nunavut Mining Regulations ("NMR"). The royalty rate is based on a sliding scale to a maximum of 13%. The Doris deposit and Patch 7 zone are subject to a similar royalty payable to NTI ("NTI Payments"). The NMR royalties will be reflected in the income tax and effective tax rate while the NTI Payments will be reflected in production cost but excluded from total cash costs per ounce and AISC per ounce. Additionally, production from the Hope Bay property is subject to net smelter return royalties of 2.4% (1.4% to Kitikmeot Inuit Association and 1% to Triple Flag Precious Metals Corp.).

Hope Bay Project Description

The Hope Bay project is located in the Kitikmeot region of Western Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay and east of Bathurst Inlet, about 160 kilometres north of the Arctic Circle. The project comprises a large, contiguous land package covering approximately 1,951 square kilometres, extending roughly 80 kilometres north–south and 20 kilometres east–west, and includes a combination of Crown mineral claims, Crown mining leases, a production lease, and land access agreements providing surface and subsurface mineral rights on Inuit-owned lands.

Hope Bay hosts the Doris, Madrid and Boston deposits, which contain orogenic-style gold mineralization associated with major deformation zones within the Hope Bay greenstone belt. The Company’s broader Hope Bay property portfolio encompasses the Hope Bay greenstone belt and the adjacent Elu greenstone belt, together representing a highly prospective district-scale land position.

[Hope Bay – Property and Regional Geology Map]

Mineral exploration in the Hope Bay area started in 1964, focusing first on silver prospects and then turning to gold following the discovery of the Boston, Doris and Madrid gold deposits in the 1990s under the operatorship of BHP Minerals Canada Limited. Miramar Hope Bay Limited continued exploration from 2000 to 2007, then Newmont Mining Corporation took over the project and proceeded with advanced exploration until 2011. TMAC Resources Inc. acquired the Hope Bay project in 2013. TMAC developed the Doris deposit beginning in 2015, with a planned mining and processing rate of approximately 2,000 tpd. Commercial production was declared in 2017, and a total of 475,331 ounces of gold were produced at an average grade of 9.56 g/t gold through September 2021. Agnico Eagle acquired TMAC and the Hope Bay project in February 2021 and put the mining operations on care and maintenance in September 2021 to focus on exploration, leading to a renewed and enhanced vision for the project highlighted in this news release.

The property hosts substantial existing infrastructure, including underground mine development at Doris and Boston and exploration ramps at Madrid. Key surface facilities are comprised of a processing plant (now dismantled), a tailings impoundment area, a gravel airstrip at Doris (capable of accommodating Boeing 737 aircraft) and a secondary airstrip at Boston. The site is further supported by an expanded port at Roberts Bay with associated laydown and fuel storage facilities, an all-weather road network, a diesel power generation plant and an office and accommodation complex.

2026 Study Reflects Significant Exploration Results and Project Advancement Since Early 2021

Since acquiring Hope Bay, Agnico Eagle focused its efforts on evaluating the exploration upside at the Doris and Madrid deposits, and initial results from the 2021 exploration program confirmed that both deposits remained open in multiple directions and demonstrated strong potential to materially increase mineral resources and future mineral reserves.

Exploration success continued through subsequent programs. At Doris, underground and surface drilling in 2022 targeted the BTD Connector and BTD Central zones and nearby mineralized areas, delivering additional confidence in mineral resource continuity. At Madrid, surface drilling tested the inflexion structure and depth extensions of known zones, including beneath Patch 7, where drilling intersected high-grade mineralization in a previously untested area, highlighting significant growth potential.

In 2023 and 2024, exploration focused on Madrid, particularly the Suluk and Patch 7 zones. Step-out drilling identified wide, high-grade gold intercepts within newly defined mineralization in the gap between the Suluk and Patch 7 zones, extending Patch 7 by approximately 500 metres vertically and 900 metres laterally. As at May 19, 2026, the Patch 7 zone hosted 1.0 million ounces of gold in indicated mineral resources (4.7 million tonnes grading 6.78 g/t gold) and 1.7 million ounces of gold in inferred mineral resources (8.0 million tonnes grading 6.57 g/t gold). This success supported the potential for Patch 7 to become a new mining front and a key component of the Hope Bay redevelopment plan. Continued drilling delivered wide, high-grade intercepts at Patch 7 at depths beyond current mineral resources, including one of the deepest intercepts recorded to date, reinforcing confidence in the long-term growth potential of Hope Bay.

Building on the exploration success at Patch 7 and the confirmation of redevelopment potential, the Company has been accelerating upgrades to Hope Bay's surface infrastructure since 2024. Key enhancements included the expansion of camp facilities with the installation of three new camp wings to date (the six wings are expected to be completed by the second half of 2027), which will support up to 810 personnel during the construction phase. Other enhancements include upgrading the port jetty to accommodate the unloading of up to nine vessels during the six- to eight-week sealift season, dismantling of equipment in the existing mill building and advancing site earthworks to support future infrastructure. In parallel, additional construction equipment and service infrastructure have been mobilized and delivered to site, positioning the project for the next phase of redevelopment.

Exploration Success Reinforced Large Mineral Resource Base

The mineral resource estimate for the Hope Bay project has been updated to May 19, 2026, from the previous estimate at year-end 2025. The new mineral resource estimate employs an improved mining concept with updated assumptions to reflect progress in project studies and optimization efforts. In the updated mineral resource estimate that was completed in May 2026, previously declared mineral reserves have been reclassified as mineral resources. These mineral resources are supported by a positive preliminary economic assessment that includes both indicated mineral resources and inferred mineral resources, that was completed in May 2026. As additional conversion drilling in the Patch 7 zone is completed through the remainder of the year, the Company anticipates that a portion of the indicated and inferred mineral resources included in the current study will be converted into probable mineral reserves at year-end 2026.

The mineral resource estimate is based on the Doris database, which was closed on October 13, 2023; the Madrid database, which was closed on August 28, 2025; and the Boston database, which was closed in August 2017. Between August 2025 and the end of April 2026, the Company completed more than 130 diamond drill holes at Madrid and across the broader project area, totalling more than 100,000 metres of drilling, with further drilling currently ongoing. The results from this program, together with planned conversion drilling, are expected to be incorporated into the next mineral reserve and mineral resource estimate to be released at year-end 2026.

A summary of the mineral resources at Hope Bay as at May 19, 2026, as well as the mineral resource included in the 2026 Study production profile are set out in the table below. Additional details on the Hope Bay mineral reserves and mineral resources as at December 31, 2025, are set out in the Company's news release dated February 12, 2026.

Summary of the Mineral Resource Estimate for the Hope Bay Project, as at May 19, 20261

		As at May 19, 2026[2]			Included in 2026 Study production profile[3]
Mineral Resource Category	Deposit	Tonnage (Mt)	Gold grade (g/t)	Contained Gold (Moz)	Tonnage (Mt)	Gold grade (g/t)	Contained Gold (Moz)
Measured	Stockpile	0.09	6.77	0.02	0.09	6.77	0.02
Indicated	Doris	3.03	6.25	0.57	1.85	6.63	0.40
	Madrid	23.37	5.58	4.19	13.67	6.27	2.76
	Boston	5.48	5.72	1.01	–	–	–
Total Measured & Indicated		31.97	5.63	5.79	15.62	6.32	3.17
Inferred	Doris	3.12	6.49	0.65	1.49	6.27	0.30
	Madrid	11.36	6.03	2.20	5.71	7.05	1.29
	Boston	2.85	5.14	0.47	–	–	–
Total Inferred		17.33	5.97	3.33	7.21	6.89	1.60

Notes:

1.	Variances in totalled amounts are due to rounding.
2.	The Hope Bay mineral resources as at May 19, 2026, are reported at cut-off grade varying between 3.20 and 3.26 g/t gold. The gold price used in the calculation of the cut-off grade is $2,000 per ounce and the C$/US$ exchange rate is 1.34. Underground measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. No mining recovery is applied.
3.	The Hope Bay mineral resources used in the 2026 Study are reported at a cut-off grade of 4.28 g/t gold. The gold price used in the calculation of the cut-off grade is $1,600 per ounce and the C$/US$ exchange rate is 1.34. Underground measured, indicated and inferred mineral resources are reported within mineable shapes and include internal and external dilution, and a mining recovery of 92% is applied.

Approximately 66% of the ore (based on contained gold) included in the mine plan is categorized as measured and indicated mineral resources, providing a high geological confidence of the mineable resource and de-risking future production. With only 55% and 48% of the total measured and indicated mineral resources and the total inferred mineral resources, respectively, included in the mine plan, the Hope Bay project shows strong potential to continue to extend and grow its production profile with continued infill drilling and exploration drilling, which the Company expects will lead to further addition of mineral resources during Hope Bay's mine life.

2026 Study Mining and Processing Strategy

The Hope Bay property is a remote, self-sufficient operation. All power requirements are currently met on site through diesel-powered generation. The workforce is primarily sourced from Yellowknife, southern Canada and communities in the Western Arctic, including Cambridge Bay, Kugluktuk and surrounding regions, with all personnel transported to the site by air.

The mining strategy for the Hope Bay project is designed to concurrently develop and mine the Doris, Madrid (Madrid North and Naartok zones) and Patch 7 mining fronts, enhancing overall productivity while reducing operational and execution risk. All three mining fronts are expected to be mined using conventional underground mining methods, primarily long-hole open stoping, which is well suited to Hope Bay's sub-vertical, steeply dipping mineralization hosted in generally competent rock.

Underground access to each mining sector is provided by a main decline ramp. The Doris mine has been developed to a depth of approximately 400 metres, providing access to multiple mineralized zones and positioning the operation for a rapid restart of underground mining activities. At the Madrid mining front, the excavation of an exploration ramp started in November 2024, reaching a depth of approximately 120 metres as of May 19, 2026. At the Patch 7 mining front, preliminary preparations for the portal for the exploration ramp are underway, with underground development expected to commence in the third quarter of 2026. The exploration ramps at both Madrid and Patch 7 are being constructed as permanent infrastructure and have been sized to support anticipated production operations.

At Doris, Madrid and Patch 7, mining will be a mix of transverse mining and longitudinal stoping. At Madrid and Patch 7, sub-level spacing will range from 25 to 30 metres depending on the dip and thickness of the ore zone. At Doris, sub-level spacing will range from 15 to 25 metres depending on the dip and thickness of the ore zone. The mining sequence will advance multiple stoping fronts in a bottom-up configuration. Primary and sill stopes will be backfilled with cemented rockfill, while secondary stopes will be backfilled with waste rock.

The project is expected to use a combination of conventional and automated equipment, similar to that which is currently used at the Company's mines in Nunavut and in the Abitibi region of Quebec and Ontario. The mining plan outlined in the 2026 Study envisions a four-year development period from 2026 to 2029. Gold production is expected to commence in 2030, with the throughput rate ramping-up to its design capacity of 6,000 tpd in 2032.

The processing plant is expected to employ a conventional milling flowsheet, comprising crushing, grinding, a gravity recovery circuit, flotation, regrinding, and leaching of both flotation concentrates and tailings, followed by detoxification and tailings dewatering. The plant is designed for a throughput capacity of 6,000 tpd with an expected run time of 92% and is expected to achieve an average overall gold recovery of approximately 94.0%. The thickened tailings will be pumped and disposed at the tailings storage facility, located approximately 1.5 kilometres from the processing plant.

Nunavut is a region where the Company believes it has a demonstrated competitive advantage, and the Hope Bay project is expected to benefit from the Company's in-house technical expertise, established local workforce, and regional infrastructure and operating synergies. Agnico Eagle's strong presence in Nunavut, supported by almost 20 years of experience building and operating three mines in the region, is expected to reduce execution risk during both the construction and operating phases of the project.

Permitting and Community Relations

The Hope Bay project has the environmental permits and production lease in place to support construction. Updates to the water license and remaining permits to support the production phase are currently in progress.

The Hope Bay Inuit Impact and Benefit Agreement ("IIBA") between the Company and the KIA has been in place since 2015 and remains effective through 2035. The IIBA provides a comprehensive framework governing exploration, development, operations and closure of the Hope Bay project in accordance with the Nunavut Land Claims Agreement, supporting Inuit participation through employment, training and business opportunities, joint oversight committees and strong environmental stewardship. As the Hope Bay project advances, the Company and the KIA are also working collaboratively to develop a future-focused framework agreement to address benefits over the longer term, reinforcing a commitment to ongoing dialogue, partnership and collaboration throughout the life of the project, while providing long-term certainty, financial predictability and sustained benefits for Inuit stakeholders and the Company.

Significant Upside in the Short, Medium and Long Terms through the Exploration Potential

More than 1.6 million metres of drilling have been completed since 1991 at the Hope Bay project. Since Agnico Eagle’s acquisition of the Hope Bay project in February 2021, the Company has completed more than 1,239 diamond drill holes totalling 522,634 metres. A summary of the exploration activities at Hope Bay since 1991 is provided in the Appendix of this news release.

The main objectives of the Hope Bay exploration program in 2026 are to convert inferred mineral resources at Patch 7 into indicated mineral resources, to further test the entire Madrid deposit to expand and upgrade mineral resource, and to investigate the mineral potential of the wider property through regional exploration.

The Company expects to spend approximately $43.4 million for 110,000 metres of drilling at Hope Bay in 2026, including $29.0 million for 70,000 metres of expensed drilling and $14.4 million for 40,000 metres of capitalized drilling for mineral resources conversion. The second half of 2026 will see exploration activities testing the depth potential below the currently planned Madrid and Patch 7 mining fronts following newly added deep drilling capacity, as well as targets south of the Patch 7 zone, and at the Boston deposit.

Doris

The Doris deposit is subdivided into multiple gold zones including Connector, West Valley and Central at shallower underground depths and BTD Extension, BTD Connector and BTD Central at greater depths below the dike, as set out in the composite longitudinal section below.

Results from the intensive surface and underground drilling programs in 2021 and 2022 at Doris indicated that the mineralized zones are open in multiple directions with excellent potential to increase mineral resources and future mineral reserves.

[Doris Deposit at Hope Bay – Composite Longitudinal Section]

Madrid

At the Madrid deposit, gold mineralization within the main zones of Naartok, Suluk and Patch 7 is generally hosted in quartz-carbonate stockwork and shear-related veins.

Since 2023, exploration drilling at Hope Bay has mostly centered on the Madrid deposit with a focus on mineral resource expansion and conversion of the Naartok and Suluk zones and, south of Suluk, exploration drilling that led to the discovery of substantial mineralized extensions of the Patch 7 zone.

During the first quarter of 2026 at Madrid, exploration drilling using six surface drill rigs totalled 32,647 metres with work focused on mineral resource conversion and expansion at the Patch 7 and Suluk zones.

Drilling into the Patch 7 zone continued to demonstrate the strong continuity of high-grade mineralization within the zone. Additionally, recent highlights of hole HBM26-420 intersecting 6.8 g/t gold over 11.6 metres at 412 metres depth and hole HBM26-426 intersecting 9.5 g/t gold over 8.6 metres at 423 metres depth demonstrated significant mineralization south of the main Patch 7 zone. This shows that the Patch 7 zone remains fully open for expansion to the south towards the Patch 14 and Wolverine zones.

In deep drilling down-plunge of the main mineralized body at Patch 7, hole HBM25-421 intersected 10.3 g/t gold over 2.8 metres at 932 metres depth and below current inferred mineral resources, further demonstrating the potential to add high-grade mineral resources at depth in Patch 7.

Farther north in the gap between the Suluk and Patch 7 zones, recent highlights included hole HBM26-432 intersecting 11.3 g/t gold over 3.5 metres at 149 metres depth and hole HBM26-437 intersecting 27.7 g/t gold over 2.9 metres at 178 metres depth, demonstrating the strong potential to increase indicated mineral resources at relatively shallow depths in proximity to proposed mining infrastructure.

Selected recent drill intersections from the Madrid deposit are set out in the composite longitudinal section and plan map below and in a table in the Appendix.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

[Madrid Deposit at Hope Bay – Plan Map]

Boston

Gold mineralization in the Boston deposit is hosted by mafic and felsic volcanic rocks that are complexly folded and overlain by sedimentary rocks.

Previous exploration drilling below the current mineral resource envelope at Boston has intersected high-grade mineralization as demonstrated by the 2019 exploration drilling program by TMAC that intersected 24.5 g/t gold over 3.5 metres at 430 metres depth in hole TMBBO-19-0001 as well as historical drilling in 2003 by Miramar Hope Bay Limited that intersected 27.9 g/t gold over 8.8 metres at 1,014 metres depth in hole HB-S03-293 (both intersections were previously publicly disclosed, including in the Company's news release dated February 23, 2022). The Company believes that resuming drilling has the potential to add to the mineral resources at Boston.

North
Boston Deposit
South
0 m
-250 m
-500 m
-750 m
-1,000 m
-1,250 m
TMBBO-19-0001
24.5 g/t Au / 3.5 m
HB-S03-293
27.9 g/t Au / 8.8 m
7506000
7505500
7505000
7504500
7504000
7503500
May 2026 Indicated mineral resource
May 2026 Inferred mineral resource
UG development
Previously released drill hole pierce points
0
500
metres
Coordinate System: NAD83 Zone 13N

[Boston Deposit at Hope Bay – Composite Longitudinal Section]

Regional Exploration

The Company is also advancing a substantial regional exploration program that is systematically investigating more than 90 regional targets on the Hope Bay property, comprised of diamond drilling, geological mapping, till sampling, lake sediment surveys and airborne and ground geophysical surveys. In 2026, regional exploration will specifically target the portion of the Hope Bay greenstone belt between Madrid and Boston.

The mineral potential of the Hope Bay greenstone belt is supplemented by the neighbouring under-explored Elu greenstone belt to the east, which Agnico Eagle plans to investigate with an airborne gravity survey this year.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, please contact the Investor Relations team at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "all-in sustaining costs per ounce", "sustaining capital expenditures", "development capital expenditures", and "minesite costs per tonne" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies.

For a discussion of the composition and usefulness of certain of these non-GAAP measures, see "Note Regarding Certain Measures of Performance" in the Company’s Management Discussion & Analysis for the period ended March 31, 2026.

Forward-Looking Non-GAAP Measures

This news release contains information regarding estimated future total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, development capital expenditures and sustaining capital expenditures. The estimates are based upon the total cash costs per ounce, all-in sustaining costs, minesite costs per tonne, development capital expenditures and sustaining capital expenditures that the Company expects to incur to mine gold the Hope Bay project and do not include certain costs that will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

Forward-Looking Statements

The information in this news release has been prepared as at May 19, 2026. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "schedule", "target", "tracking", "will", and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Hope Bay project, including any economic or other parameters included in the 2026 Study, metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, development capital expenditures, sustaining capital expenditures, other expenses and cash flows, the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the potential for additional gold production at the Hope Bay project, including the potential to reach over 400,000 ounces of gold production annually; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; anticipated cost inflation and its effect on the Hope Bay project's costs and results; estimates of mineral reserves and mineral resources, the effect of drill results on future mineral reserves and mineral resources and the conversion of current mineral resources to mineral reserves; the Company's possessing or ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Hope Bay project; the sufficiency of the Company's cash resources to build the Hope Bay project as currently planned; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis for the year ended December 31, 2025 (the "2025 MD&A") and the Company's Annual Information Form (the "AIF") for the year ended December 31, 2025 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2025 (the "Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the Company's plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations; mining risks; community protests, including by Indigenous groups; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and 2025 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian Securities Administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

The SEC's disclosure requirements and policies for mining properties now more closely align with current industry and global regulatory practices and standards, including NI 43-101; however Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces. Mineral reserves are not reported as a subset of mineral resources.

Mineral reserves are reported exclusive of mineral resources. Tonnage amounts and contained metal amounts have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and, unless otherwise noted, include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral resources. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101. The Company does not consider the Hope Bay project to be a “material property” for the purposes of NI 43-101 (as defined above).

APPENDIX A – Exploration History at Hope Bay (1991 – Present)

More than 1.6 million metres of drilling have been completed since 1991 at the Hope Bay project. Since Agnico Eagle’s acquisition of the Hope Bay project in February 2021, the Company has completed more than 1,239 diamond drill holes totalling 522,634 metres. A summary of the exploration activities at Hope Bay since 1991 is provided in the table below.

Company	Years	Exploration activity
BHP Minerals Canada Ltd.	1991-1995	Extensive mapping, sampling, geophysical surveys, and 120,000 metres of drilling in 1,261 drill holes. Discovered Boston in 1992, Madrid in 1994 and Doris in 1995.
	1996-1998	Metallurgical testwork, underground bulk sampling (2,340 metres of underground development to 200 metres depth), mineral resource estimation and mining studies. Diamond drilling totalled 75,000 metres.
Miramar Hope Bay Ltd.	2000-2007	Geophysical surveys, till sampling, mapping, and prospecting. Drilling of 382,000 metres in 2,215 holes, plus 9,500 metres in 58 holes under a joint venture. Metallurgical studies, mineral resource/reserve estimates, environmental impact statement, mining studies including a feasibility study in 2003.
Newmont Mining Corporation	2007-2011	Drilling, mapping, sampling, metallurgical test work, mineral resource estimation, environmental and social baseline data collection, prefeasibility study, regional exploration. Diamond drilling exceeding 210,000 metres.
TMAC Resources Inc.	2013-2021	Drilling, metallurgical testwork, mineral resource estimation, environmental and social baseline data collection, prefeasibility study, regional exploration, airborne geophysical surveys. Commercial production was declared at the Doris deposit in June 2017. Diamond drilling for exploration totalled 330,000 metres.
Agnico Eagle Mines Ltd.	2021-present	Drilling (exploration, infill, geotechnical), surface sampling, metallurgical testwork, mineral resource estimation, surface and airborne geophysical surveys, surface mapping. Development of exploration drifts at the Doris and Madrid deposits. Over 560,000 metres of exploration diamond drilling completed to date.

APPPENDIX B – Exploration Details

Madrid and Boston deposits at Hope Bay

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM25-421	Madrid / Patch 7	1,038.0	1,041.0	932	2.8	10.3	10.3
including		1,040.0	1,041.0	933	0.9	22.7	22.7
HBM26-420	Madrid / Patch 7	519.0	531.0	412	11.6	6.8	6.8
including		520.0	521.0	409	0.9	16.3	16.3
HBM26-423	Madrid / Patch 7	1,047.0	1,051.0	651	3.9	8.0	8.0
HBM26-424	Madrid / Suluk	608.0	621.0	516	6.5	3.1	3.1
HBM26-425	Madrid / Patch 7	440.0	445.0	370	4.9	6.2	6.2
and	Madrid / Patch 7	509.0	512.0	423	2.8	9.9	9.9
HBM26-426	Madrid / Patch 7	431.0	438.0	401	5.7	5.1	5.1
and	Madrid / Patch 7	454.5	465.0	423	8.6	9.5	9.5
HBM26-432	Madrid / Suluk	178.0	185.0	149	3.5	11.3	11.3
including		181.0	182.0	149	0.5	49.7	49.7
and	Madrid / Suluk	193.8	199.0	161	3.3	5.7	5.7
including		193.8	194.5	159	0.5	19.3	19.3
HBM26-435	Madrid / Patch 7	388.0	394.0	346	5.2	6.4	6.4
including		391.7	392.4	347	0.5	20.8	20.8
and	Madrid / Patch 7	427.0	431.0	377	3.6	13.6	13.6
including		427.0	429.0	376	1.8	24.0	24.0
HBM26-437	Madrid / Suluk	203.0	208.0	178	2.9	72.1	27.7
including		203.0	204.0	176	0.6	322.0	100.0
and	Madrid / Suluk	351.0	355.5	302	3.3	12.9	12.9
HBM26-440	Madrid / Patch 7	669.0	675.0	546	5.5	20.6	20.6
including		670.0	671.0	545	0.9	52.5	52.5
& including		672.0	673.0	547	0.9	52.8	52.8
HBM26-444	Madrid / Patch 7	464.0	472.0	436	6.6	27.9	15.1
including		471.0	472.0	439	0.8	203.0	100.0
and	Madrid / Patch 7	550.0	555.1	506	5.0	7.0	7.0
HBM26-446	Madrid / Patch 7	657.5	666.0	548	8.4	35.5	15.7
including		657.5	661.0	548	3.5	81.5	33.5
and including		657.5	658.5	545	1.0	268.0	100.0
HBM26-449A	Madrid / Patch 7	440.0	453.0	408	11.8	3.5	3.5
including		444.0	445.0	408	0.9	11.6	11.6
HBM26-450	Madrid / Patch 7	710.0	716.3	615	6.2	7.0	7.0
including		710.0	711.0	615	1.0	11.1	11.1
HBM26-451	Madrid / Suluk	531.4	535.4	446	3.5	10.8	10.8
including	Madrid / Patch 7	531.4	533.4	446	1.7	19.5	19.5
HBM26-456A	Madrid / Patch 7	604.0	609.0	478	4.1	6.5	6.5
and	Madrid / Patch 7	614.0	621.0	486	6.1	5.1	5.1
MNEGM25-002B	Madrid/ Naartok E	287.0	303.0	227	15.4	5.7	5.7
TMBBO-19-0001**	Boston	454.6	458.1	430	3.5	24.5	24.5
HB-S03-293**	Boston	1,439.8	1,448,5	1,014	8.8	56.6	27.9

* Results from Madrid deposit at Hope Bay use a capping factor of 100 g/t gold.

** Historic holes drilled by previous operators TMAC Resources (hole TMBBO-19-0001) and Miramar Hope Bay Ltd. (hole HB-S03-293) (see news release dated February 23, 2022).

Exploration Drill Collar Coordinates

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Hope Bay
HBM25-421	434863	7548087	37	50	-80	1,077
HBM26-420	434977	7547860	38	87	-59	819
HBM26-423	434279	7548409	39	65	-50	1,209
HBM26-424	433835	7550043	57	26	-68	969
HBM26-425	435200	7547869	26	87	-60	585
HBM26-426	435200	7547943	26	70	-71	615
HBM26-432	434711	7549521	26	81	-59	411
HBM26-435	435200	7548009	26	92	-68	548
HBM26-437	434711	7549521	26	64	-61	420
HBM26-440	434667	7548622	26	61	-66	773
HBM26-444	435198	7547912	26	74	-74	641
HBM26-446	434667	7548622	26	69	-66	749
HBM26-449A	435198	7547912	26	77	-70	609
HBM26-450	434673	7548739	26	74	-72	798
HBM26-451	434438	7549828	26	81	-66	642
HBM26-456A	434668	7548622	26	65	-62	735
MNEGM25-002B	433286	7550750	46	90	-61	381
TMBBO-19-0001	441302	7504678	78	270	-70	1,025
HB-S03-293	441773	7504636	69	274	-76	1,615

* Coordinate System: NAD 1983 UTM Zone 13N for Hope Bay.